Exhibit (d)(i)

JOINT VENTURE AGREEMENT

OFFER LETTER

July 24, 2016

Grupo Inversor Petroquímica S.L. Ebro 3 Madrid Kindom of Spain
Attn:	Luis Fallo
Hugo Galluzzo

Re.: Offer JVA 1/2016

Dear Sirs,

PCT LLC., a limited liability company incorporated under the laws of Delaware, United States of America (“PCT”) and WST S.A. a “sociedad anónima” duly incorporated in Argentina (“WST” and together with PCT, also referred to jointly, as the “WS Group”), as a result of previous negotiations, hereby irrevocably offer to Grupo Inversor Petroquímica S.L., a sociedad limitada incorporated under the laws of the Kingdom of Spain ( “GIP”) to enter into a joint venture agreement on the terms set out in Annex I hereto (the “Offer”).

The Offer, including Annex I hereto, is subject to the following terms and conditions:

FIRST: The Offer shall be valid and irrevocable until July 25, 2016 (the “Expiration Date”). The Offer may only be accepted or rejected in its entirety.

SECOND: The Offer shall be considered accepted if, on or prior to the Expiration Date, WS Group receives an acceptance letter executed and delivered by GIP signed by a duly authorized officer (the “Notice of Acceptance”).

THIRD: If the Notice of Acceptance is not timely received by WS Group on or prior to the Expiration Date, the Offer shall automatically expire and shall be deemed revoked by WS Group without the need of any notice or action by WS Group.

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If on or prior to the Expiration Date WS Group receives a Notice of Acceptance, then as between GIP, WST and PCT a joint venture agreement shall become effective upon the terms and conditions set forth in the Annex I (the “Joint Venture Agreement”), such Joint Venture Agreement being valid, binding, effective and enforceable with respect to each and all of the parties, and each and all of the parties shall become bound by the Joint Venture Agreement as if each of the parties thereto had executed and delivered the Joint Venture Agreement. The Joint Venture Agreement shall be deemed entered into as of the date on which the Notice of Acceptance is received by WST and PCT as indicated above. WST and PCT shall acknowledge receipt of the Notice of Acceptance.

FOURTH: This Offer and the Notice of Acceptance shall be governed by and interpreted in accordance with the laws set forth in Section 9.4 (Governing Law) of Annex I, excluding any choice of law rules which would refer the matter to the laws of another jurisdiction. The provisions of Section 9.2 (Notices) and Section 9.3 (Arbitration) of Annex I shall also apply in their entirety to this Offer and the Notice of Acceptance to which they are deemed incorporated in full by means of this reference.

PCT LLC

By:	/s/ Edmond M. Safra
Name:	Edmond M. Safra
Title:	President

WST S.A.

By:	/s/ Gregorio Werthein
Name:	Gregorio Werthein
Title:	Attorney-in-fact

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